Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 19, 2017

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Reinhart Mid Cap PMV Fund (S000037193)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on September 5, 2017, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 299 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding an Institutional Class to the following series of the Trust: the Reinhart Mid Cap PMV Fund (the “Fund”).  PEA No. 299 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on July 24, 2017, and is scheduled to become effective on September 28, 2017.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

Prospectus Comments

1.
Pages 2 and 5, under “Principal Investment Strategies,” include disclosure that “This PMV becomes the anchor by which all decisions are framed within an emotional market.”  Please clarify what is meant by the phrase “emotional market.”

The Trust responds by modifying the disclosure on pages 2 and 5 as follows:

“This PMV becomes the “anchor” by which all decisions by the Adviser are framed within an emotional market.  PMV is calculated by observing actual takeover valuations and applying the corresponding, appropriate valuation multiples to each security analyzed. Since stock prices tend to be more volatile than a security’s intrinsic value, this discipline eliminates the emotion of the markets and identifies objective investment opportunities.”

2.
Page 2, under “Principal Investment Strategies” includes disclosure that “The Adviser selects investments for the Fund’s portfolio that generally can be purchased at a discount of 30% or more to the PMV and typically sells investments when they reach or are close to reaching PMV, or due to a change in the fundamentals of the security.” Please modify the disclosure to identify the fundamentals, other than those that go into determining PMV, which affect the decision to sell a security.

The Trust responds by adding the following disclosures: “The fundamentals may change by improvement or deterioration. If the fundamentals deteriorate, a security will be sold before it reaches the PMV price target. If the fundamentals improve, the PMV price target may be increased.  Key fundamentals will vary by industry.  The major categories generally include financial metrics such as sales growth, profit margins, free cash flow and returns-on-capital.”

3.
Page 2, under “Principal Investment Strategies,” includes disclosure that “From time to time, the Fund may focus its investments in securities of companies in the same economic sector.”  The Staff notes that as of February 28, 2017, the Fund was invested 21.9% in the Financials sector. If the Fund is still allocating significant assets to the Financials sector, please add specific strategy and risk disclosure relating to investments in the Financials sector.

The Trust responds that the Fund does not intend to focus its investments in a particular sector over time and therefore declines to add additional disclosure as it believes the current strategy disclosure conforms to Form N-1A requirements.

4.
Page 8 of the Prospectus states “The Fund, as a series of the Trust, does not hold itself out as related to any other series of the Trust for purposes of investment and investor services, nor does it share the same investment adviser with any other series.”  Reinhart Partners, Inc. is also the named investment adviser for the Reinhart Focus PMV Fund. Please advise or revise.

The Trust notes that the name of the Reinhart Focus PMV Fund has been changed to the Reinhart Genesis PMV Fund and responds by modifying the disclosure as follows:  “The Fund, as a series of the Trust, does not hold itself out as related to any other series of the Trust for purposes of investment and investor services, other than the Reinhart Genesis PMV Fund, nor does it share the same investment adviser with any other series of the Trust other than the Reinhart Genesis PMV Fund.”

5.
Please consider updating the disclosure about redemptions in kind on page 19 to reflect whether redemptions in kind will be pro-rata slices of the Fund’s portfolio or individual securities or a representative basket of securities.  See page 294 of the Investment Company Liquidity Risk Management Programs adopting release.

The Trust respectfully declines to add additional disclosure regarding redemptions in kind.

Statement of Additional Information (“SAI”) Comments

6.
Page 3 of the SAI includes disclosure that “the Fund does not hold itself out as related to any other series within the Trust for purposes of investment and investor services, nor does it share the same investment adviser with any other series of the Trust.”  Reinhart Partners, Inc. is also named the investment adviser for the Reinhart Focus PMV Fund.  Please advise or revise.

The Trust responds by modifying the disclosure as follows:  “The Fund, as a series of the Trust, does not hold itself out as related to any other series of the Trust for purposes of investment and investor services, other than the Reinhart Genesis PMV Fund, nor does it share the same investment adviser with any other series of the Trust other than the Reinhart Genesis PMV Fund."

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.